September 15, 2016

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:Terence O’Brien, Accounting Branch Chief

Tracey Houser, Staff Accountant

Re:Textainer Group Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2015 Filed March 11, 2016 (the “2015 Form 20-F”)

File No. 1-33725

Ladies and Gentlemen:

Textainer Group Holdings Limited (“we” or “the Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated September 1, 2016, relating to the above-referenced filing.

All notices and orders regarding this letter should be sent to:

Textainer Group Holdings Limited

c/o Textainer Equipment Management (U.S.) Limited

Attention: Hilliard C. Terry, III

650 California Street, 16th floor

San Francisco, CA 94108

Phone: (415) 658-8214

Fax: (415) 434-0599

Email: hct@textainer.com

For the Staff’s convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

Form 20-F for the Year Ended December 31, 2015

Critical Accounting Policies and Estimates, page 67

Accounting for Container Leasing Equipment, page 68

1.

Please expand your discussion and analysis of the decrease in the residual value of your 40’ high cube containers within your non-refrigerated containers category to provide additional information of the specific facts and circumstances that led to the change. For example, please disclose the length of time the sales history for these used containers was below the residual value before the residual value was reduced. Please also explain why you reduced the residual value for only the 40’ high cube containers. To the extent that the sales history for your other used containers are nearing or below the residual value for your other containers, please disclose this fact along with a discussion of the specific facts and circumstance that would result in a change to the residual value that could lead to a material change in depreciation expense. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Company Response to Staff Comment No. 1:

The Company advises the Staff that, in future filings, it will provide an expanded discussion and analysis of changes in residual values of its containers presented in Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Accounting for Container Leasing Equipment” to disclose the length of time the sales history for such containers was below the residual values before the residual values were changed, the reason for the changes and, to the extent that the sales history for other containers is nearing or below the residual value for those containers, the Company will disclose such fact along with a discussion of the specific facts and circumstances that would result in a change to the residual values that could lead to a material change in depreciation expense.  During the third quarter of 2015, the Company assessed the estimates contained in its depreciation policy.  The August 2015 year-to-date average sales prices for most equipment types were below the Company’s residual value estimates used in its depreciation policy.  However, selling prices have been at or above our residual value estimates for the large majority of years during the period from 2008 through 2014, including the years since our most recent residual value change in 2012 with the exception of 40’ high cube containers, for which the average sales price was below our residual value estimate in both 2014 and year-to-date August 2015.  Accordingly, effective July 1, 2015, the Company reduced the estimated future residual value of its 40’ high cube dry containers from $1,650 per container to $1,450 per container based on the extended period of lower realized container resale prices.  An example of how a revised disclosure regarding the Company’s changes in residual values of its containers would look (marked to show the types of changes that we would expect to make to the relevant disclosure that was included in the 2015 Form 20-F, with deletions indicated by strikethrough text and additions indicated by underlined text) is included below.

Accounting for Container Leasing Equipment

Accounting for container leasing equipment includes depreciation, impairment of held for use equipment and the impairment of containers held for sale.

Depreciation. When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container over its estimated useful life (which represents the number of years we

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

expect to be able to lease the container to shipping lines) to its estimated “residual value” (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its “useful life” as a shipping container). Our estimates of useful life are based on our actual experience with our fleet, and our estimates of residual value are based on a number of factors including disposal price history.

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. We estimate the useful lives of our dry~~non-refrigerated~~ containers (other than open top and flat rack containers), refrigerated containers, tank containers and open top and flat rack containers to be 13, 12, 20 and 14 years, respectively. We estimate the residual values of our primary ~~non-refrigerated~~dry containers (other than open top and flat rack containers) to be $1,050 for a 20’, $1,300 for a 40’, and $1,450 for a 40’ high cube.  We estimate the residual value of our 40’ high cube refrigerated containers to be $4,500.

The Company takes a long-term view when assessing its residual values and typically does not change its residual values until disposal prices have been significantly above or below residual values between one to two years.  During the third quarter of 2015, the Company assessed the estimates contained in its depreciation policy.  To perform the assessment, the Company analyzed sales data from 2008 to August 2015 as this period reflects the cyclical nature of the global economic environment and more specifically, the Company’s industry.  This period includes multiple business cycles, including two periods of weak trade growth (2009 and 2014 through year-to-date August 2015) and two periods of strong container demand (2008 and 2010 through 2012).  We believe the best comparison points are the weighted averages for this period excluding the highest and lowest years or periods and average sales prices for the last two periods/years which highlight the most current period trends as shown in the table below for each of our major equipment types.

Periods	Drys			Refrigerated
	20’	40’	40’ High Cube	40’ High Cube
Weighted average sales price from 2008 to August 2015 (excludes the highest and lowest periods)	$1,268	$1,584	$1,786	$6,120

Average sales price:
2014	$1,182	$1,372	$1,556	$6,665
Year-to-date August 2015	$1,015	$1,192	$1,329	$3,990

While our average sales prices for the 20’ and 40’ dry containers and the 40’ high cube refrigerated containers have been below their residual values year-to-date August 2015, we do not believe the decline in value to be indicative of a permanent decline in value because the average sales prices of those containers were well above the containers’ residual values in 2014. We do not adjust long-term residual value estimates based on short-term data points (including year-to-date 2015 average sales prices shown

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

above). Accordingly, we did not adjust the residual values of those containers.  The average sales price for the 40’ high cube dry containers was significantly below its residual value in both 2014 and year-to-date August 2015 so the Company performed additional qualitative analyses and concluded a change in the residual value was warranted as the decline in value is indicative of a permanent decline.  Accordingly, ~~B~~beginning July 1, 2015, we changed our residual value estimate from $1,650 for a 40’ high cube to $1,450.  ~~Our change in residual value estimate was based on recent sales history and market conditions for the sale of used containers, which we believe are currently the best indicator of the residual value we will realize.~~  The effect of reducing estimated residual values of containers has been and will continue to be an increase in depreciation expense and gain on sales of containers, net as compared to what would have been reported using the previous estimate.

If disposal prices for other containers continue to remain below their residual value estimates, a further change in the estimates of the residual values of those containers may be necessary and ~~If market conditions in the future warrant a further change of our estimates of the useful lives or residual values of our containers,~~ we may be required ~~to~~ again to recognize increased ~~or decreased~~ depreciation expense.  Furthermore, if market conditions in the future warrant a change in the estimated useful lives of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income. An increase in either the useful life or residual value of our containers would result in reduced depreciation expense and increased net income.

2.

Please expand your disclosures for container impairment to include a discussion of any events that occurred during fiscal year 2015 that resulted in you estimating a group of containers’ recoverability. In this regard, we note that beginning July 1, 2015 you changed your residual value estimate of your 40’ high cube and Note 1(i) on page F-13 indicates that you evaluated the recoverability of your container equipment at December 31, 2015 and 2014. As part of your disclosure, please identify the group of containers tested, the carrying value of each group of containers tested, and the extent to which the recoverable amount exceeded the carrying value of each group of containers tested. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

The Company advises the Staff that, in future filings, it will provide expanded disclosures for container impairment presented in Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Accounting for Container Leasing Equipment to include a discussion of any events that have occurred that resulted in us estimating a group of containers’ recoverability.  As part of this disclosure, we will identify the group of containers tested, the carrying value of each group of containers tested, and the extent to which the recoverable amount exceeded the carrying value of each group of containers tested.  An example of how such revised disclosure would look (marked to show the types of changes that we would expect to make to the relevant disclosure that was included in the 2015 Form 20-F, with deletions indicated by strikethrough text and additions indicated by underlined text) is included as follows:

Container Impairment. On a quarterly basis we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

residual values that would cause the book value of our containers held for use to be impaired.  During 2015, several potential indicators of impairment were noted including:

•	Significant decrease in market daily per diem rental rates,
•	A decrease in utilization,
•	Large decrease in sales prices for used containers, and
•	A large reduction in operating profitability.

These negative performance trends suggested that the carrying value of the Company’s containers held for use may not be recoverable.  Therefore, we performed an impairment assessment of our containers held for use as of December 31, 2015 by comparing the total expected undiscounted cash flows of each asset group to its carrying value.  This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type ~~and year of manufacture~~. Any such impairment would be expensed in our results of operations. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Were there to be a triggering event that may indicate impairment, undiscounted future cash flows would be compared to the book values of the corresponding asset group. Estimated undiscounted cash flows would be based on historical lease operating revenue and expenses and historical residual values, adjusted to reflect current market conditions.

Some of the significant estimates and assumptions used to determine future undiscounted cash flows are expected utilization, the remaining useful lives, expected future daily per diem rental rates and expected sales prices of used containers.  We consider the assumptions on expected utilization, expected future daily per diem rental rates, and expected sales prices of used containers to have the greatest impact on our estimate of future undiscounted cash flows.  In performing the analysis we used assumptions reflecting the weak market conditions at December 31, 2015 and maintained these assumptions for the remaining lives of our containers held for use.  These assumptions were well below the historical averages.

The material assumptions used in calculating each asset group’s future cash flows are as follows:

•	Utilization remained at the December 31, 2015 levels by equipment type (overall fleet utilization of 94.6%) for the remaining life of the fleet.
•	Remaining useful lives were consistent with the useful life assumptions used in our depreciation policy.
•	Containers are re-leased at forecasted daily per diem rental rates based on current market rates.
•

Used containers sold during the first two years after December 31, 2015 are sold at forecasted prices based on current market prices and used containers sold in the years following the first two years after December 31, 2015 are sold at prices equal to their estimated residual values used in our depreciation policy.

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

The estimated undiscounted future cash flows calculated based on the material assumptions outlined exceeded the carrying value of our containers held for use by $976.7 million in total.  The following table details the results of the Company’s impairment analysis by equipment type:

		Excess Cash
		Flow Over
	Carrying Value	Carrying Value	% Excess
Dry containers other than open top and flat rack containers:
20'	$1,141,197	$316,832	27.8%
40'	198,956	26,906	13.5%
40' high cube	1,480,729	304,572	20.6%
45' high cube dry van	27,554	14,446	52.4%
Refrigerated containers:
20'	16,153	3,565	22.1%
20' high cube	3,586	2,077	57.9%
40' high cube	730,471	259,410	35.5%
Open top and flat rack containers:
20' folding flat	12,951	4,308	33.3%
40' folding flat	34,144	13,253	38.8%
20' open top	10,502	6,969	66.4%
40' open top	23,956	10,100	42.2%
Tank containers	17,812	14,218	79.8%
	$3,698,011	$976,656	26.4%

In order to determine the sensitivity surrounding our assumptions, we further decreased utilization by 500 basis points, and also decreased sales prices further by 10%, noting that the non-impairment conclusion remained valid.

All of the key assumptions used in the impairment test are subject to significant uncertainty and are influenced by factors outside of our control.  These factors include, but are not limited to, the future rate of global trade growth, the demand from our customers for leased containers and changes in component (steel) costs.

In addition to the impact of the above factors, our different equipment types are impacted by other factors that are often outside of our control.  The most significant factors affecting our container fleet will likely be changes in future steel prices which will impact the cost of a new container, lease rates and disposal prices.  Additional factors affecting our refrigerated containers are changes in refrigeration technology and/or changes in the regulatory environment related to refrigerated gas, which could affect future lease rates, useful lives, and disposal prices.

In 2013, 2014 and 2015 the Company recorded impairments for containers that were unlikely recoverable from lessees in default. When an impairment exists, the containers are written down to their

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

fair value. This fair value is then the containers’ new cost basis and is depreciated over their remaining useful lives in marine services to their estimated residual values. Any impairment charge results in decreased net income.

We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Containers held for sale are evaluated for impairment on a quarterly basis based on sale prices for similar types of equipment in the locations in which the containers are stored. Any write-down of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are designated as held for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income.

We will continue to monitor the performance of our container fleet and evaluate the key factors driving market conditions and assess the assumptions used in our impairment testing analysis should market conditions warrant a reassessment.

(1) Nature of Business and Summary of Significant Accounting Policies, page F-8

(i) Containers and Fixed Assets, page F-12

3.

Please expand your table of the estimates of useful lives of your containers by type to include the estimated dollar residual value, the gross value, and accumulated depreciation. Please refer to ASC 360-10-50-1 for guidance.

The Company advises the Staff that, in future filings, we will expand the table of estimates of useful lives of our containers by type to include the estimated residual value, the gross value, and accumulated depreciation. An example of how such revised disclosure would look (marked to show the types of changes that we would expect to make to the relevant disclosure that was included in the 2015 Form 20-F, with deletions indicated by strikethrough text and additions indicated by underlined text) is included as follows:

(i) Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. ~~The Company estimates the useful lives of its containers to be as follows:~~

~~Estimated useful~~
~~Container type~~	~~life (years)~~
~~Non-refrigerated containers other than open top and flat rack containers~~	~~13~~
~~Refrigerated containers~~	~~12~~
~~Tanks~~	~~20~~
~~Open top and flat rack containers~~	~~14~~

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant decrease in container resale prices as a result of the decreased cost of new containers. Based on this extended period of lower realized container resale prices, the Company decreased the estimated future residual value of its 40’ high cube containers from $1,650 per container to $1,450 per container used in the calculation of depreciation expense, effective July 1, 2015. The effect of this change was an increase in depreciation expense of $10,519 for the year ended December 31, 2015, of which $931 was a one-time charge for containers that were fully depreciated to the previous residual value. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

The estimated useful lives and residual values for each equipment type are as follows:

	Estimated
	Useful Life	Residual
	(Years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$1,050
40'	13	$1,300
40' high cube	13	$1,450	(1)
45' high cube dry van	13	$1,500
Refrigerated containers:
20'	12	$2,750
20' high cube	12	$2,049
40' high cube	12	$4,500
Open top and flat rack containers:
20' folding flat	14	$1,300
40' folding flat	14	$2,000
20' open top	14	$1,500
40' open top	14	$2,500
Tank containers	20	10% of cost

(1) For the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013, the estimated residual value of 40' high cube dry containers was $1,650.

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

The cost, accumulated depreciation and net book value of the Company’s leasing equipment by equipment type as of December 31, 2015 and 2014 were as follows:

	2015			2014
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Dry containers other than open top and flat rack containers:
20'	$1,395,320	$(254,123)	$1,141,197	$1,441,276	$(217,446)	$1,223,830
40'	277,043	(78,087)	198,956	313,451	(80,329)	233,122
40' high cube	1,811,973	(331,244)	1,480,729	1,809,060	(271,735)	1,537,325
45' high cube dry van	33,181	(5,627)	27,554	30,666	(4,350)	26,316
Refrigerated containers:
20'	18,721	(2,568)	16,153	16,840	(1,461)	15,379
20' high cube	5,155	(1,569)	3,586	5,151	(1,185)	3,966
40' high cube	849,013	(118,542)	730,471	587,577	(78,885)	508,692
Open top and flat rack containers:
20' folding flat	15,522	(2,571)	12,951	11,089	(2,173)	8,916
40' folding flat	44,977	(10,833)	34,144	40,084	(9,182)	30,902
20' open top	11,553	(1,051)	10,502	7,619	(1,161)	6,458
40' open top	27,331	(3,375)	23,956	26,322	(3,065)	23,257
Tank containers	18,615	(803)	17,812	12,038	(319)	11,719
	$4,508,404	$(810,393)	$3,698,011	$4,301,173	$(671,291)	$3,629,882

(12) Segment Information, page F-37

4.

Please disclose the amount of revenues from external countries attributed to your country of domicile and also to each individual foreign country to the extent material in accordance with ASC 280-10-50-41.a. While we understand that your customers use the containers internationally, an attribution policy for presenting these revenues may be your customers’ primary domicile.

The Company advises the Staff that, in future filings, we will disclose the amount of revenues from external countries attributed to our country of domicile and also to each individual foreign country.  As noted, our customers use containers internationally so we will use our customers’ primary domicile as our attribution policy for presenting these revenues. An example of how such revised disclosure would look (marked to show the types of changes that we would expect to make to the relevant disclosure that was included in the 2015 Form 20-F, with deletions indicated by strikethrough text and additions indicated by underlined text) is included as follows:

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use. The following table represents the geographic allocation of lease rental income and management fees during 2015, 2014 and 2013 based on customers’ primary domicile:

	Years ended December 31,
	2015	Percent of Total	2014	Percent of Total	2013	Percent of Total

Lease rental income:
Asia	$300,554	58.9%	$293,795	58.3%	$272,695	58.2%
Europe	182,362	35.7%	170,644	33.8%	159,188	34.0%
North / South America	15,957	3.1%	28,250	5.6%	27,581	5.9%
Bermuda	-	0.0%	-	0.0%	-	0.0%
All other international	11,593	2.3%	11,536	2.3%	9,268	2.0%
	$510,466	100.0%	$504,225	100.0%	$468,732	100.0%

Management fees:
Bermuda	$10,201	65.4%	$10,956	62.9%	$12,236	61.4%
Europe	3,190	20.4%	3,646	20.9%	4,227	21.2%
North / South America	1,819	11.7%	2,203	12.7%	2,227	11.2%
Asia	48	0.3%	130	0.7%	717	3.6%
All other international	352	2.3%	473	2.7%	514	2.6%
	$15,610	100.0%	$17,408	100.0%	$19,921	100.0%

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

The following table represents the geographic allocation of trading container sales proceeds and gains (losses) on sale of containers, net based on the location of sale:

	Years ended December 31,
	2015	Percent of Total	2014	Percent of Total	2013	Percent of Total

Trading container sales proceeds:
Asia	$6,401	50.5%	$15,254	54.5%	$4,727	36.4%
Europe	3,688	29.1%	7,972	28.5%	4,767	36.7%
North / South America	2,581	20.4%	4,763	17.0%	3,486	26.9%
Bermuda	-	0.0%	-	0.0%	-	0.0%
	$12,670	100.0%	$27,989	100.0%	$12,980	100.0%

Gains (losses) on sale of containers, net:
North / South America	$3,022	87.5%	$2,492	18.5%	$8,283	30.3%
Asia	929	26.9%	9,977	74.1%	13,016	47.6%
Europe	(490)	-14.2%	481	3.6%	5,988	21.9%
Bermuda	-	0.0%	-	0.0%	-	0.0%
All other international	(7)	-0.2%	519	3.9%	53	0.2%
	$3,454	100.0%	$13,469	100.0%	$27,340	100.0%

* * * * *

As requested by the Staff, in connection with the Company’s responses, the Company acknowledges that—

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (+1.415.658.8214) or hct@textainer.com.  In addition, we respectfully request that you provide an electronic (“e-mail”) copy of any additional comments you may have to my attention. Thank you for your assistance.

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

September 15, 2016

Very truly yours,

TEXTAINER GROUP HOLDINGS LIMITED

      /s/  Hilliard c. terry, iii

Hilliard C. Terry, III

Executive Vice President and

Chief Financial Officer